[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

June 4, 2007


U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:          JNLNY Separate Account I
             File Nos. 333-137485 and 811-08401
             CIK: 0001045032
             Accession Number: 0000927730-07-000163

Dear Commissioners:

On June 1, 2007, the above referenced 485BPOS filing was forwarded via Edgar. It has been determined that the 485BPOS filing was filed in error and we are requesting withdrawal of the previously accepted 485BPOS filing, under Form Type AW. Please contact the undersigned at 517-367-3835 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company of New York

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney